CONFIDENTIAL TREATMENT REQUESTED
BY ESTABLISHMENT LABS HOLDINGS INC.: ESTA-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 29, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549-6010

Attention:	Amanda Ravitz
Caleb French
Michael Fay
Gary Todd

Re:	Establishment Labs Holdings Inc. Registration Statement on Form S-1 File No. 333-225791
Filed June 21, 2018

Ladies and Gentlemen:
On behalf of Establishment Labs Holdings Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in its review of the Company’s Registration Statement on Form S-1 publicly filed on June 21, 2018 (the “Registration Statement”).
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
For the convenience of the Staff, we are providing copies of this letter by overnight delivery. In this letter, we have recited the typical Staff comment related to a comparison of the estimated IPO price range

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 29, 2018	BY ESTABLISHMENT LABS HOLDINGS INC.

with the estimated grant-date fair value of an issuer’s common shares during the past twelve months in italicized, bold type and have followed the comment with the Company’s response.
Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares during the past twelve months and the estimated IPO price range, please discuss for us each significant factor contributing to the difference.

Determination of Estimated Preliminary Initial Public Offering Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”). The Preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on June 25, 2018 between senior management of the Company and representatives of Jefferies LLC. Prior to June 25, 2018, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. In determining the Preliminary Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis and relevant trading multiples.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the IPO as further detailed below. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

The Company advises the Staff that it anticipates filing its preliminary prospectus on or about [***] before market open and commencing its roadshow as early as such date, with a target pricing date as early as [***].

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 29, 2018	BY ESTABLISHMENT LABS HOLDINGS INC.

Stock Option Issuances by the Company since June 29, 2017

To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase the Company’s common shares made from June 29, 2017 through the date of this letter (the “Review Period”).

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Share of Common Shares for Financial Reporting Purposes at Grant Date	Intrinsic Value Per Underlying Share
April 23, 2018	149,733(1)	[***]	[***]	[***]
March 13, 2018	316,361	[***]	[***]	[***]
December 12, 2017	4,000(2)	[***]	[***]	[***]
December 11, 2017	46,000(3)	[***]	[***]	[***]
November 17, 2017	56,000	[***]	[***]	[***]
October 9, 2017	46,296(4)	[***]	[***]	[***]
July 7, 2017	135,000(5)	[***]	[***]	[***]

(1)	Represents 81,500 Stock Options and 68,233 Restricted Share Awards (“RSAs”)

(2)	Represents 4,000 RSAs

(3)	Represents 44,000 Stock Options and 2,000 RSAs

(4)	Represents 18,296 Stock Options and 28,000 RSAs

(5)	Represents 135,000 RSAs
Overview of Award Pricing and Fair Value Determinations

The sections captioned “Share-Based Compensation” starting on page 71 and “Common Share Valuations” starting on page 72 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section (“MD&A”) of the Registration Statement include a detailed explanation of the Company’s approach to accounting for share-based compensation and factors considered by the Company in determining fair value.

As previously disclosed in the Registration Statement, each time the Company’s Board of Directors (the “Board”) has granted options or RSAs, the Board has granted those options and RSAs with a price intended to be equal to the fair value of the underlying common shares on the date of the grant. Given the absence of an active trading market for the Company’s common shares, determining the fair value of the Company’s common shares requires the Board to make complex and subjective judgments. In doing so, the Board considered a combination of valuation methodologies as described in the MD&A.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 29, 2018	BY ESTABLISHMENT LABS HOLDINGS INC.

As detailed in the Registration Statement, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant, including the following factors:

•	contemporaneous valuations of the Company’s common shares prepared by an unrelated third party valuation firm;

•	the Company’s current and expected operating and financial performance, including its levels of available capital resources;

•	future revenue, free cash flow, and other capital requirements associated with such revenue;

•	the discount rate used in the discounted cash flow model;

•	the value of the Company’s tangible and intangible assets;

•	rights and preferences of the Company’s ordinary shares;

•
capital markets conditions affecting comparable public companies, as reflected in comparable companies’ market trading multiples, initial public offering valuations, comparable sales or merger transactions, and other metrics;

•	the illiquidity of the Company’s ordinary shares by virtue of being a private company, and the resulting discount for lack of marketability;

•	the business risks that the Company faces;

•	the likelihood of achieving a particular liquidity event, such as a sale, a merger, or an initial public offering, given prevailing medical device industry and capital markets conditions; and

•	the experience of management and the members of the Board.

The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Throughout the Review Period, the Company had obtained quarterly contemporaneous independent valuations from an independent valuation firm to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the Practice Guide. Throughout the Review Period, the Board consisted of individuals with significant experience in business, finance, investing and significant experience in valuing companies, including determining the fair values of the common shares of such companies. In each instance, the Board reached its determination of the estimated fair value of the Company’s common shares after discussion and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuations mentioned in the MD&A and as described in additional detail below.
Third Party Independent Valuations
The Board believes it made a thorough evaluation of the relevant factors to determine the fair value of the Company’s common shares on each option grant date. The valuations were performed consistent with

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 29, 2018	BY ESTABLISHMENT LABS HOLDINGS INC.

the guidance and methods outlined in the Practice Guide. A review of the methodology and key assumptions included in the independent third party valuations considered for the purpose of determining the fair value of the Company’s common shares at each option grant date during the Review Period were as follows:

Summary of April 2018 Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common shares for option awards granted on April 23, 2018 (the “April 2018 Grants”) was $[***] per share. At the time of the April 2018 Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm (the “December 2017 Valuation Report”, which is discussed further below), which concluded that, as of December 31, 2017, the fair value of shares of the Company’s common shares was $[***] per share. The Board determined that there were no material changes in the Company’s business since December 31, 2017 or in the assumptions upon which the December 2017 Valuation Report was based, that had affected the fair value of its shares of common shares.

The Company advises the Staff that it received a subsequent valuation report on May 2, 2018 (the “March 2018 Valuation Report”), which concluded that, as of March 31, 2018, the fair value of shares of the Company’s common shares was $[***] per share. Therefore, for the calculation of stock-based compensation expense for financial reporting purposes, the Company has used a market value of $[***] per share for the April 2018 Grants ($[***] per share over the exercise price).

The March 2018 Valuation Report used a probability-weighted expected return model (“PWERM”) that incorporated a potential IPO in June 2018 weighted at 65% (the “IPO Scenario”), an M&A alternative exit in December 2018 weighted at 25% (the “M&A Scenario”), and a stay private strategy through 2018 weighted at 10% (the “Stay Private Scenario”).

The March 2018 Valuation Report estimated the future equity value in each scenario by applying enterprise value to revenue multiples and made appropriate adjustments for projected cash and debt as of the future scenario valuation date. The March 2018 Valuation Report applied a 25% discount rate to each scenarios’ future equity value to arrive at a present value of equity for each scenario. The 25% cost of equity discount rate was determined based upon the Company’s stage of development and projected revenue growth. The March 2018 Valuation Report also applied only a 7% DLOM. At the time of the March 2018 Valuation Report, the Company was projected to generate [***] in 2018 revenue and [***] in 2019 revenue.

Summary of March 2018 Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common shares for option awards granted on March 13, 2018 (the “March 2018 Grants”) was $[***] per share. At the time of the March 2018 Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm (the “December 2017 Valuation Report”), which concluded that, as of December 31, 2017, the fair value of shares of the Company’s common shares was $[***] per share. The Board determined that there were no material changes in the Company’s business since December 31, 2017, or in the assumptions upon which the December 2017 Valuation Report was based, that had affected the fair value of its shares of common shares.

The December 2017 Valuation Report used a PWERM that incorporated an IPO Scenario in June 2018 weighted at 65%, an M&A Scenario in December 2018 weighted at 25%, and a Stay Private Scenario weighted at 10%.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 29, 2018	BY ESTABLISHMENT LABS HOLDINGS INC.

The December 2017 Valuation Report estimated the future equity value in each scenario by applying enterprise value to revenue multiples and made appropriate adjustments for projected cash and debt as of the future scenario valuation date. The December 2017 Valuation Report applied a 25% discount rate to each scenarios’ future equity value to arrive at a present value of equity for each scenario. The 25% cost of equity discount rate was determined based upon the Company’s stage of development and projected revenue growth. The December 2017 Valuation Report also applied a 10% discount for lack of marketability (“DLOM”). At the time of the December 2017 Valuation Report, the Company was projected to generate [***] in 2018 revenue and [***] in 2019 revenue.

Summary of December 2017 Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common shares for option awards granted on December 11, 2017 (the “December 2017 Grants”) was $[***] per share. At the time of the December 2017 Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm (the “September 2017 Valuation Report”), which concluded that, as of September 30, 2017, the fair value of shares of the Company’s common shares was $[***] per share. The Board determined that there were no material changes in the Company’s business since September 30, 2017, or in the assumptions upon which the September 2017 Valuation Report was based, that had affected the fair value of its shares of common shares.

The September 2017 Valuation Report used a PWERM that incorporated an IPO Scenario in March 2018 weighted at 65%, an M&A Scenario in December 2018 weighted at 25%, and a Stay Private Scenario through 2018 weighted at 10%.

The September 2017 Valuation Report estimated the future equity value in each scenario by applying enterprise value to revenue multiples and made appropriate adjustments for projected cash and debt as of the future scenario valuation date. The September 2017 Valuation Report applied a 30% discount rate to each scenarios’ future equity value to arrive at a present value of equity for each scenario. The 30% cost of equity discount rate was determined based upon the Company’s stage of development and projected revenue growth. The September 2017 Valuation Report also applied an 11% DLOM. At the time of the September 2017 Valuation Report, the Company was projected to generate [***] in 2017 revenue and [***] in 2018 revenue.

Summary of October and November 2017 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common shares for option awards granted on October 9, 2017 and November 17, 2017 (the “Fall 2017 Grants”) was $[***] per share. At the time of the Fall 2017 Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm (the “June 2017 Valuation Report”), which concluded that, as of June 30, 2017, the fair value of shares of the Company’s common shares was $[***] per share (when not taking into account DLOM). The Board determined that there were no material changes in the Company’s business since June 30, 2017, or in the assumptions upon which the June 2017 Valuation Report was based, that had affected the fair value of its shares of common shares.

The June 2017 Valuation Report used a combination of a Discounted Cash Flow Method, Guideline Public Company Method and Guideline Transaction Method, each weighted one-third. While the June 2017 Valuation Report indicated that an 18.5% DLOM was appropriate, the Board did not take this DLOM into account for the purposes of determining fair value of the Fall 2017 Grants.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 29, 2018	BY ESTABLISHMENT LABS HOLDINGS INC.

Summary of July 2017 Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common shares for option awards granted on July 7, 2017 (the “July 2017 Grants”) was $[***] per share. At the time of the July 2017 Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, which was also the June 2017 Valuation Report, which concluded that, as of June 30, 2017, the fair value of shares of the Company’s common shares was $[***] per share (when taking into account DLOM). The Board determined that there were no material changes in the Company’s business since June 30, 2017, or in the assumptions upon which the June 2017 Valuation Report was based, that had affected the fair value of its shares of common shares.

The June 2017 Valuation Report a combination of a Discounted Cash Flow Method, Guideline Public Company Method and Guideline Transaction Method, each weighted one-third. The June 2017 Valuation Report applied an 18.5% DLOM and the Board took this in account for the purposes of determining fair value of the July 2017 Grants.

Other Grant Date Considerations

As noted above, at each option grant date, the Board considered the third party valuations available at the time of determination and other specific objective and subjective factors, including the following factors:

July 2017 Grants

•	As of June 30, 2017, the IPO process had been delayed and the Company had raised financing from private sales of equity securities.

•	The Company achieved revenue and gross margin targets for Q2 2017 and was on budget for year-to-date 2017.

•	The Company planned to raise capital through a $30 million debt financing in Q3 2017.

•	There were no significant adverse changes in the business, operations or products that had occurred since June 30, 2017.

Oct./Nov./Dec. 2017 Grants

•	As of September 30, 2017, the Company had reengaged with investment bankers for the IPO process and held its organizational meeting in November 2017.

•	The Company achieved revenue and gross margin targets for Q3 2017 and performed on budget for 2017.

•	The Company raised capital through a $30 million debt financing in Q3 2017.

•	There were no significant adverse changes in the business, operations or products that had occurred since September 30, 2017.

Spring 2018 Grants

•	Year-end 2017 performance exceeded target and was on budget.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 29, 2018	BY ESTABLISHMENT LABS HOLDINGS INC.

•	The Company had confidentially submitted its registration statement to the SEC for review on May 10, 2018 and revised expected dates for a potential IPO until Q3 2018.

•	There were no significant adverse changes in the business, operations or products that had occurred since March 31, 2018.

Issuance of Unregistered Equity

As discussed in the Registration Statement, in the last twelve months, the Company supplementally advises the Staff that it has made the following issuances of its unregistered securities to several investors in arms-length transactions:

•	Between August 2017 and October 2017, the Company issued an aggregate of $4.5 million of Class E ordinary shares at a purchase price of $14.00 per share;

•	Between August 2017 and October 2017, the Company issued an aggregate of $5 million of Class E ordinary shares at a purchase price of $14.00 per share;

•	Between February 2018 and June 2018, the Company issued an aggregate of $6.2 million of Class G ordinary shares at a purchase price of $16.00 per share; and

•	In May 2018, the Company issued an aggregate $10.0 million Class G-1 ordinary shares at a purchase price of $16.00 per share.

Summary

Once the IPO became a probable scenario, the Board determined to contingently grant options to purchase the Company’s common shares with a grant date on the effective date of the Registration Statement and with an exercise price equal to the IPO price, which will be disclosed in the prospectus. The Company believes the difference between the fair value of its common shares as of April 23, 2018, (the “Most Recent Grant Date”) and the midpoint of the estimated Preliminary Price Range is the result of the following factors:

•
Better Market Conditions. The Preliminary Price Range also took into account performance and valuations of companies in the first half of 2018 that the lead underwriters expect will be viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s line of business that the lead underwriters felt may potentially be viewed by investors as comparable.

•
Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Shares. The March 2018 Valuation Report reflected the illiquidity of the Company’s common shares on March 31, 2018 and the uncertainty of the IPO. The difference between the fair value of the Company’s common shares as of the Most Recent Grant Date and the lower bound of the Preliminary Price Range reflects a discount of approximately [***]%. Given the proximity to the completion of the Company’s IPO, the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 29, 2018	BY ESTABLISHMENT LABS HOLDINGS INC.

•
Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the Preliminary Price Range assumes a successful offering. A successful offering provides the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are reflected in the valuation reflected in the Preliminary Price Range.

Conclusion

In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of the Company’s common shares during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the best practices outlined in the Practice Guide, and the Internal Revenue Code of 1986, as amended.

****

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 29, 2018	BY ESTABLISHMENT LABS HOLDINGS INC.

Please direct any questions regarding the contents of this letter to me at (650) 565-3588 or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Elton Satusky
Elton Satusky

cc:	Juan Jose Chacon Quiros, Establishment Labs Holdings Inc.
Jeremy Livianu, Establishment Labs Holdings Inc.
Mark B. Weeks, Cooley LLP
Frank F. Rahmani, Cooley LLP
John T. McKenna, Cooley LLP